SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

LATTICE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

518415104

(CUSIP Number of Common Stock Underlying the Class of Securities)

Byron Milstead

Corporate Vice President and General Counsel

Lattice Semiconductor Corporation

5555 N.E. Moore Court

Hillsboro, Oregon 97124-6421

(503) 268-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A. Fore, Esq.

Michael S. Russell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,063,814.68	$238.31

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,875,084 shares of common stock of Lattice Semiconductor Corporation having an aggregate value of $6,063,814.68 as of December 15, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$238.31
Form or Registration No.:	Schedule TO
Filing party:	Lattice Semiconductor Corporation
Date filed:	December 22, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Lattice Semiconductor Corporation, a Delaware corporation (“Lattice” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 7,875,084 shares of the Company’s common stock, whether vested or unvested, that were granted with an exercise price per share equal to or greater than $3.91, except as otherwise described in the Offer to Exchange (defined below) (the “Eligible Options”). These Eligible Options may be exchanged for either new options or restricted stock units upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units dated December 22, 2008, as amended on January 5, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the cover letter to eligible employees from Byron Milstead, the Company’s Corporate Vice President and General Counsel, dated December 22, 2008, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries based in the United States as of the date of this Exchange Offer who remain employees of the Company or its subsidiaries through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s executive officers, members of the Company’s board of directors, and employees of the Company’s based outside of the United States are not eligible employees.

The information in the Offer Documents, including all schedules and annexes to the Offer Documents, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the captions “The Offer” titled “Information concerning Lattice,” “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is hereby amended and supplemented to add the following information:

“The information filed (but not furnished) on our current report on Form 8-K, dated January 29, 2009, including Exhibit 99.2 thereto, is incorporated herein by reference.”

Item 11.	Additional Information.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Additional information” at item number 5 of the list in the first paragraph thereof is hereby amended, supplemented and restated to add the following information:

“5.	Our current reports on Form 8-K filed with the SEC on February 1, 2008, February 19, 2008, March 24, 2008, March 27, 2008, May 29, 2008, June 16, 2008, July 3, 2008, July 14, 2008, July 31, 2008, September 16, 2008, December 9, 2008, December 19, 2008 and January 29, 2009 (but only to the extent filed); and”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(P)	Email to eligible employees from Byron Milstead, Corporate Vice President and General Counsel, dated January 29, 2009.
(a)(1)(Q)	Illustrative spreadsheet to calculate the number of new options or restricted stock units as of January 28, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment #3 to the Schedule TO is true, complete and correct.

LATTICE SEMICONDUCTOR CORPORATION

/s/ Byron Milstead
Byron Milstead
Corporate Vice President and General Counsel

Date: January 29, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units, dated December 22, 2008, as amended on January 5, 2009.

(a)(1)(B)*	Cover Letter to all eligible employees from Byron Milstead, Corporate Vice President and General Counsel, dated December 22, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of receipt of election or withdrawal form.

(a)(1)(F)*	Forms of Reminder E-Mails.

(a)(1)(G)*	Registrant’s 1996 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit (d)(1) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(H)*	Form of Stock Option Agreement in connection with the Registrant’s 1996 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit (d)(2) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(I)*	Form of restricted stock unit agreement in connection with the Registrant’s 1996 Stock Incentive Plan, as amended.

(a)(1)(J)*	Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit (d)(3) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(K)*	Form of Stock Option Agreement in connection with the Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit (d)(4) to the Company’s Schedule TO, filed on February 13, 2003, File No. 005-40545).

(a)(1)(L)*	Form of restricted stock unit agreement in connection with the Registrant’s 2001 Stock Plan, as amended.

(a)(1)(M)*	Form of Amendment to Stock Option Agreements in connection with the Registrant’s 1996 Stock Incentive Plan, as amended, and the Registrant’s 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on December 12, 2005, File No. 000-18032).

(a)(1)(N)*	Form of Summary of Eligible Options provided to eligible employees.

(a)(1)(O)*	Email to eligible employees from Byron Milstead, Corporate Vice President and General Counsel, dated January 14, 2008.

(a)(1)(P)	Email to eligible employees from Byron Milstead, Corporate Vice President and General Counsel, dated January 29, 2009.

(a)(1)(Q)	Illustrative spreadsheet to calculate the number of new options or restricted stock units as of January 28, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed